PRUDENTIAL                    The Prudential
                              Insurance Company
                              of America

Insured                                     Rider for Policy No.

     John Doe                                                   XX XXX XXX

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    This contract is amended to include the following additional provisions.

                                  FIXED ACCOUNT

The Fixed Account.--If you choose, you may allocate all or part of your purchase payment to the fixed account. The fixed account is funded by the general account of Prudential and is credited with interest as described under Guaranteed Interest and Excess Interest below. Amounts in the fixed account will not be part of your vulnerable account.

Fixed Account Options.--We may have more than one fixed account option.

Guaranteed Interest.--We will credit interest to the amount in the fixed account at a rate of .00809863% a day, which is equivalent to an effective rate of 3% a year.

Excess Interest.--We may credit interest in addition to the guaranteed interest on the amount in the fixed account. The rate of any excess interest will be determined from time to time and will continue thereafter until a new rate is determined. We may use different rates of excess interest for different portions of the amount in the fixed account. We may from time to time guarantee rates of excess interest on some portions of the amount in the fixed account.

Effect on Withdrawals.--We have the right to defer for up to six months paying the portion of the proceeds arising from a withdrawal from this contract that is to come from the fixed account. If we do so for more than 30 days we will pay interest at the rate of 3% a year.

                                   TRANSFERS

Transfers Among Subaccounts and into the Fixed Account.--You may transfer amounts among the subaccounts of the Prudential Individual Variable Contract Account and into the fixed account as often as four times in a contract year.

To make a transfer, you must notify us in writing in a form that meets our need. The transfer will take effect on the data we receive your notice at our Service Office.

If we establish new separate accounts, transfers into or out of these separate accounts will be allowed only with our consent.

Transfers Among Fixed Account Options and into the Subaccounts.--You may transfer amounts among the available Fixed Account Options and into the subaccounts only with our consent.

                          ADDITIONAL SEPARATE ACCOUNTS

We may establish additional separate accounts to support variable life insurance and annuity contracts. Any additional separate accounts may have several subaccounts. We list any subaccounts in the Contract Data pages.

Any additional separate account will:

1.   be registered with the SEC if required;

2.   have assets that are kept separate from the assets of our general account;
     and

3. have assets which, together with the assets of any other separate accounts, will have a total value at least equal to the amount of the variable account under contracts like this one.

Transfers into or out of any additional separate accounts will be allowed only with our consent.

We have the right to defer paying the portion of the proceeds arising from a cash surrender of this contract that is to come from any additional separate accounts registered under the Investment Company Act of 1940; if (1) the New York Stock Exchange is closed; or (2) the SEC requires that trading be restricted or declares an emergency. We have the right to postpone for up to six months paying you the

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portion of the proceeds arising from a cash surrender of this contract that is to come from any other additional separate account If we do so for more than 30 days we will pay interest at the rate of 3% a year.

We have the right to defer making the portion of any loan that is to come from any additional separate account registered under the Investment Company Act of 1940; if (1) the New York Stock Exchange is closed; or (2) the SEC requires that trading be restricted or declares an emergency. We have the right to defer for up to six months making the portion of any loan that is to come from any other additional separate account, unless it will be used to pay premiums on this or other contracts with us.


                                    CHARGES

All charges specified in this contract are the maximum charges we may make. We may make lesser charges. Any such lesser charges will apply to all contracts like this one issued at the same age and sex as this one and in force for the same length of time as this one.

                               ADDITIONAL AMOUNTS

Beginning no later than July 1, 1987 and continuing until June 30, 1990, and thereafter at our discretion, we will credit an additional 1% to the amount of every purchase payment you make.

We reserve the right to limit such additional amounts to $1,000 in each contract year.

Such additional amounts will not be subject to any deductions for state or local premium taxes. They will be allocated to the subaccounts or to the fixed account in the same proportions as the corresponding purchase payment.

Example: On May 1, 1987 you make a $1,000 purchase to be allocated equally to subaccounts A and B. We will increase that amount by 1%. or $10, and allocate $505 to each of subaccounts A and B. Later in the year you send us a $600 purchase payment, but you don't tell us how it is to be supplied. We will increase that amount by 1% or $6 and, based on the most recent purchase, we would make a $303 purchase for each of subaccounts A and B.

These additional amounts will become part of your Variable Account.

We may recapture additional amounts in the following situations:

1. If you return the contract to us under the Right to Cancel provision.

2. If you (a) make a withdrawal which consists partially or fully of purchase payments; (b) surrender the contract for its cash value; or (c) select a Payout Provision, and if the duration from the start of the contract year of purchase payment to the start of the contract year of withdrawal, surrender or payout is less than eight years.

If the duration from the start of the contract year of purchase payment to the start of the contract year of withdrawal, surrender or payout is eight years or more, we will not recapture any additional amounts credited as a result of such purchase payments.

Rider attached to and made a part of this contract

The Prudential Insurance Company of America,

By  [SPECIMEN]
                    Secretary


Date September 8, 1986          Attest M. Smith
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